UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the US$ 1.5 billion offering of Global Notes

—

Rio de Janeiro, June 10, 2021 – Petróleo Brasileiro S.A. (“Petrobras”) - Petrobras announces that today it concluded the offering of its 5.500% Global Notes due June 2051 (the “Notes”) in the international capital market in the amount of US$ 1.5 billion through its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”).

The pricing of the Notes occurred on June 2, 2021, as disclosed to the market, representing the lowest issuance yield for a 30-year bond issued by Petrobras.

The offering was 6.2x oversubscribed, including the participation of 426 investors from the United States, Europe, Asia and Latin America.

The terms are as follows:

•       Amount: US$ 1.5 billion

•       Coupon: 5.500%

•       Reopening price: 96.446%

•       Yield to Maturity: 5.750%

•       Maturity: June 10, 2051

•       Interest payment dates: June 10 and December 10 of each year

•       Ratings: BB- (Fitch) / Ba2 (Moody’s) / BB- (S&P)

•       CUSIP/ ISIN: 71647NBJ7 / US71647NBJ72

PGF intends to use the net proceeds from the sale of the Notes to repurchase the notes that PGF accepts for purchase in the tender offers announced concurrently with the offering of the Notes.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer